Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2022 and 2021

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2022 (Unaudited)		December 31, 2021 (Audited)		September 30, 2021 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$32,898	7	$39,779	8	$23,577	5
Financial assets at fair value through profit or loss	4	—	3	—	2	—
Hedging financial assets	13	—	—	—	—	—
Contract assets	5,702	1	5,554	1	5,340	1
Trade notes and accounts receivable, net	22,279	4	23,947	5	21,382	4
Receivables from related parties	107	—	41	—	66	—
Inventories	12,337	2	11,327	2	13,080	3
Prepayments	5,110	1	2,330	—	5,078	1
Other current monetary assets	4,362	1	5,061	1	5,242	1
Other current assets	4,008	1	2,979	1	3,094	1

Total current assets	86,820	17	91,021	18	76,861	16

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,051	—	909	—	1,231	—
Financial assets at fair value through other comprehensive income	3,484	1	3,616	1	3,335	1
Investments accounted for using equity method	6,999	1	7,137	1	7,044	2
Contract assets	2,967	1	2,608	1	2,376	—
Property, plant and equipment	286,301	57	289,100	56	284,621	57
Right-of-use assets	11,234	2	11,051	2	10,492	2
Investment properties	9,707	2	9,663	2	9,590	2
Intangible assets	80,794	16	83,945	16	85,490	17
Deferred income tax assets	2,616	1	2,785	1	3,015	1
Incremental costs of obtaining contracts	967	—	988	—	972	—
Net defined benefit assets	3,901	1	3,391	1	3,929	1
Prepayments	1,923	—	1,798	—	1,892	—
Other noncurrent assets	4,625	1	4,863	1	4,841	1

Total noncurrent assets	416,569	83	421,854	82	418,828	84

TOTAL	$503,389	100	$512,875	100	$495,689	100

	September 30, 2022 (Unaudited)		December 31, 2021 (Audited)		September 30, 2021 (Unaudited)
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans	$592	—	$65	—	$66	—
Financial liabilities at fair value through profit or loss	—	—	6	—	—	—
Hedging financial liabilities	—	—	8	—	9	—
Contract liabilities	13,612	3	12,234	2	13,905	3
Trade notes and accounts payable	13,161	3	18,063	4	13,696	3
Payables to related parties	476	—	392	—	485	—
Current tax liabilities	4,734	1	6,530	1	4,266	1
Lease liabilities	3,216	1	3,211	1	3,243	—
Other payables	20,896	4	24,437	5	23,670	5
Provisions	226	—	285	—	258	—
Other current liabilities	1,000	—	998	—	921	—

Total current liabilities	57,913	12	66,229	13	60,519	12

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	1,600	—
Bonds payable	30,476	6	26,977	6	26,976	6
Contract liabilities	7,124	2	6,840	1	6,819	1
Deferred income taxes liabilities	2,248	—	2,189	—	2,188	—
Provisions	157	—	142	—	133	—
Lease liabilities	7,346	2	7,062	1	5,949	1
Customers’ deposits	5,076	1	5,336	1	4,827	1
Net defined benefit liabilities	2,268	—	2,288	1	3,435	1
Other noncurrent liabilities	6,835	1	5,082	1	3,081	1

Total noncurrent liabilities	63,130	12	57,516	11	55,008	11

Total liabilities	121,043	24	123,745	24	115,527	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	16

Additional paid-in capital	149,827	30	149,810	29	149,808	30

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	16
Special reserve	3,084	1	2,676	1	2,676	1
Unappropriated earnings	62,471	12	70,157	14	61,689	12

Total retained earnings	143,129	28	150,407	30	141,939	29

Others	(182)	—	(408)	—	(483)	—

Total equity attributable to stockholders of the parent	370,348	73	377,383	74	368,838	75
NONCONTROLLING INTERESTS	11,998	3	11,747	2	11,324	2

Total equity	382,346	76	389,130	76	380,162	77

TOTAL	$503,389	100	$512,875	100	$495,689	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$53,508	100	$50,886	100	$157,238	100	$150,588	100

OPERATING COSTS	33,174	62	32,046	63	97,211	62	94,997	63

GROSS PROFIT	20,334	38	18,840	37	60,027	38	55,591	37

OPERATING EXPENSES
Marketing	5,605	10	5,134	10	16,642	11	15,063	9
General and administrative	1,541	3	1,222	2	4,631	3	3,805	3
Research and development	983	2	936	2	2,785	1	2,704	2
Expected credit loss	21	—	101	—	95	—	188	—

Total operating expenses	8,150	15	7,393	14	24,153	15	21,760	14

OTHER INCOME AND EXPENSES	(2)	—	(5)	—	(6)	—	(2)	—

INCOME FROM OPERATIONS	12,182	23	11,442	23	35,868	23	33,829	23

NON-OPERATING INCOME AND EXPENSES
Interest income	58	—	28	—	146	—	74	—
Other income	69	—	211	—	323	—	302	—
Other gains and losses	(118)	—	411	1	(165)	—	670	—
Interest expenses	(69)	—	(56)	—	(190)	—	(162)	—
Share of profits of associates and joint ventures accounted for using equity method	79	—	63	—	395	—	179	—

Total non-operating income and expenses	19	—	657	1	509	—	1,063	—

INCOME BEFORE INCOME TAX	12,201	23	12,099	24	36,377	23	34,892	23

INCOME TAX EXPENSE	2,942	5	2,876	6	6,771	4	6,446	4

NET INCOME	9,259	18	9,223	18	29,606	19	28,446	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(4)	—	(241)	—	(128)	—	(1,251)	(1)
Gain or loss on hedging instruments subject to basis adjustment	20	—	5	—	21	—	(11)	—
Share of other comprehensive income (loss) of associates and joint ventures	2	—	—	—	4	—	1	—

	18	—	(236)	—	(103)	—	(1,261)	(1)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	187	—	(16)	—	339	—	(64)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%
Share of other comprehensive income (loss) of associates and joint ventures	$4	—	$—	—	$5	—	$(1)	—

	191	—	(16)	—	344	—	(65)	—

Total other comprehensive income (loss), net of income tax	209	—	(252)	—	241	—	(1,326)	(1)

TOTAL COMPREHENSIVE INCOME	$9,468	18	$8,971	18	$29,847	19	$27,120	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,865	17	$8,876	17	$28,466	18	$27,429	18
Noncontrolling interests	394	1	347	1	1,140	1	1,017	1

	$9,259	18	$9,223	18	$29,606	19	$28,446	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,060	17	$8,629	17	$28,694	18	$26,109	17
Noncontrolling interests	408	1	342	1	1,153	1	1,011	1

	$9,468	18	$8,971	18	$29,847	19	$27,120	18

EARNINGS PER SHARE
Basic	$1.14		$1.14		$3.67		$3.54

Diluted	$1.14		$1.14		$3.67		$3.53

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss on		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2021	$77,574	$149,790	$77,574	$2,676	$67,574	$147,824	$(315)	$1,240	$2	$927	$376,115	$11,158	$387,273

Appropriation of 2020 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(33,404)	(33,404)	—	—	—	—	(33,404)	—	(33,404)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(896)	(896)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the nine months ended September 30, 2021	—	—	—	—	27,429	27,429	—	—	—	—	27,429	1,017	28,446
Other comprehensive income (loss) for the nine months ended September 30, 2021	—	—	—	—	1	1	(65)	(1,245)	(11)	(1,321)	(1,320)	(6)	(1,326)

Total comprehensive income (loss) for the nine months ended September 30, 2021	—	—	—	—	27,430	27,430	(65)	(1,245)	(11)	(1,321)	26,109	1,011	27,120

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	89	89	—	(89)	—	(89)	—	—	—
Share-based payment transactions of subsidiaries	—	16	—	—	—	—	—	—	—	—	16	51	67

BALANCE, SEPTEMBER 30, 2021	$77,574	$149,808	$77,574	$2,676	$61,689	$141,939	$(380)	$(94)	$(9)	$(483)	$368,838	$11,324	$380,162

BALANCE, JANUARY 1, 2022	$77,574	$149,810	$77,574	$2,676	$70,157	$150,407	$(392)	$(8)	$(8)	$(408)	$377,383	$11,747	$389,130
Appropriation of 2021 earnings
Special reserve	—	—	—	408	(408)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—		(35,746)	(35,746)	—	—	—	—	(35,746)	—	(35,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,053)	(1,053)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the nine months ended September 30, 2022	—	—	—	—	28,466	28,466	—	—	—	—	28,466	1,140	29,606
Other comprehensive income (loss) for the nine months ended September 30, 2022	—	—	—	—	2	2	314	(109)	21	226	228	13	241

Total comprehensive income (loss) for the nine months ended September 30, 2022	—	—	—	—	28,468	28,468	314	(109)	21	226	28,694	1,153	29,847

Share-based payment transactions of subsidiaries	—	15	—	—	—	—	—	—	—	—	15	59	74
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	92	92

BALANCE, SEPTEMBER 30, 2022	$77,574	$149,827	$77,574	$3,084	$62,471	$143,129	$(78)	$(117)	$13	$(182)	$370,348	$11,998	$382,346

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$36,377	$34,892
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	24,583	23,748
Amortization	4,962	4,924
Amortization of incremental costs of obtaining contracts	628	602
Expected credit loss	95	188
Interest expense	190	162
Interest income	(146)	(74)
Dividend income	(157)	(139)
Compensation cost of share-based payment transactions	12	14
Share of profits of associates and joint ventures accounted for using equity method	(395)	(179)
Loss on disposal of property, plant and equipment	6	2
Gain on disposal of financial instruments	(1)	—
Loss (gain) on disposal of investments accounted for using equity method	1	(3)
Provision for impairment loss and obsolescence of inventory	72	83
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	141	(527)
Others	182	(128)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(507)	111
Trade notes and accounts receivable	1,602	1,127
Receivables from related parties	(66)	164
Inventories	(1,082)	(754)
Prepayments	(2,905)	(2,450)
Other current monetary assets	(464)	(408)
Other current assets	(1,029)	(745)
Incremental cost of obtaining contracts	(607)	(574)
Increase (decrease) in:
Contract liabilities	1,662	(1)
Trade notes and accounts payable	(4,900)	(1,896)
Payables to related parties	84	(161)
Other payables	(2,056)	(1,178)
Provisions	(44)	(23)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2022	2021
Other current liabilities	$39	$(91)
Net defined benefit plans	(530)	(537)

Cash generated from operations	55,747	56,149
Interests paid	(209)	(171)
Income taxes paid	(8,338)	(7,999)

Net cash provided by operating activities	47,200	47,979

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(3)	(103)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	2,906
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	7	—
Acquisition of financial assets at fair value through profit or loss	(326)	(44)
Proceeds from disposal of financial assets at fair value through profit or loss	15	25
Proceeds from capital reduction of financial assets at fair value through profit or loss	66	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(5,136)	(16,221)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	6,466	17,252
Acquisition of investments accounted for using equity method	(20)	(330)
Proceeds from disposal of investments accounted for using equity method	—	9
Proceeds from capital reduction of investments accounted for using equity method	340	—
Acquisition of property, plant and equipment	(20,219)	(23,031)
Proceeds from disposal of property, plant and equipment	5	20
Acquisition of intangible assets	(1,810)	(128)
Acquisition of investment properties	(18)	—
Decrease in other noncurrent assets	205	346
Interests received	144	75
Dividends received	271	335

Net cash used in investing activities	(20,013)	(18,889)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	935	179
Repayments of short-term loans	(408)	(180)
Proceeds from short-term bills payable	—	5,000
Repayments of short-term bills payable	—	(12,000)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2022	2021
Proceeds from issuance of bonds	$3,500	$7,000
Payments for transaction costs attributable to the issuance of bonds	(4)	(8)
Decrease in customers’ deposits	(298)	(31)
Payments for the principal of lease liabilities	(2,993)	(2,834)
Increase in other noncurrent liabilities	1,753	1,191
Cash dividends paid	(35,746)	(33,404)
Cash dividends distributed to noncontrolling interests	(1,048)	(893)
Change in other noncontrolling interests	154	53
Unclaimed dividend	2	2

Net cash used in financing activities	(34,153)	(35,925)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	85	(8)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,881)	(6,843)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	39,779	30,420

CASH AND CASH EQUIVALENTS, END OF PERIOD	$32,898	$23,577

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2022 and 2021, the related consolidated statements of comprehensive income for the three months ended September 30, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2022 and 2021 in accordance with International Accounting Standards No. 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.